

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Vance C. Johnson
Chief Financial Officer
IAA, Inc.
Two Westbrook Corporate Center
Suite 500
Westchester, IL 60154

> **Re: IAA, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2020**
> **Filed February 22, 2021**
> **File No. 001-38580**

Dear Mr. Johnson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services